Exhibit 12.1

Ratio of Earnings to fixed charges

	Nine months ended September 30,	Year ended December 31,
	2013	2012	2011	2010	2009	2008
Pre tax income	27,513	24,418	13,229	7,754	6,350	(63,272)
Total fixed charges	8,978	12,321	12,852	15,195	16,691	41,113
	36,491	36,739	26,081	22,949	23,041	(22,159)

Interest expense	8,024	11,411	12,036	14,539	16,050	40,632
Interest on other liabilities	-	-	-	-	-	-
Amortization of subordinated debt origination expense	-	-	-	-	-	-
Estimated interest portion of rent expense (1)	954	910	816	656	641	481
	8,978	12,321	12,852	15,195	16,691	41,113

Preferred stock dividends on a tax equivalent basis	-	-	-	656	3,426	373
	8,978	12,321	12,852	15,851	20,117	41,486

	36,491	36,739	26,081	22,949	23,041	(22,159)
	8,978	12,321	12,852	15,851	20,117	41,486

Earnings to combined fixed charges and preferred stock dividend requirements including interest ondeposits	4.06	2.98	2.03	1.45	1.15	(2)

Ratio of earnings to fixed charges	4.06	2.98	2.03	1.51	1.38	(2)

(1) Estimated to be 33% of rent expense paid.
(2) Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $63.3 million.

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